UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-31221

Total number of pages: 40

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: January 30, 2018	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Earnings release for the nine months ended December 31, 2017
2.	Results presentation for the first nine months of the fiscal year ending March 31, 2018

Earnings Release	January 30, 2018
For the Nine Months Ended December 31, 2017	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kazuhiro Yoshizawa, Representative Director, President and Chief Executive Officer
Contact:	Hideki Maeda, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	February 5, 2018
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2017 (April 1, 2017 - December 31, 2017)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2017	3,595,679	3.6%	835,346	(0.8)%	957,994	13.2%	654,288	11.0%
Nine months ended December 31, 2016	3,469,593	2.5%	842,336	22.9%	846,165	24.9%	589,426	19.7%

(Percentages above represent changes compared to the corresponding period of the previous year)

(Note)	Comprehensive income attributable to	For the nine months ended December 31, 2017:	694,152 million yen	23.5%
	NTT DOCOMO, INC.:	For the nine months ended December 31, 2016:	562,051 million yen	17.2%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2017	176.62 (yen)	—
Nine months ended December 31, 2016	157.89 (yen)	—

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
December 31, 2017	7,882,515	5,922,827	5,891,103	74.7%	1,590.22 (yen)
March 31, 2017	7,453,074	5,561,146	5,530,629	74.2%	1,492.91 (yen)

2. Dividends

	Cash Dividends per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2017	—	40.00	—	40.00	80.00
Year ending March 31, 2018	—	50.00	—
Year ending March 31, 2018 (Forecasts)				50.00	100.00

(Note)	Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2018 (April 1, 2017 - March 31, 2018)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2018	4,750,000	3.6%	960,000	1.6%	1,081,000	13.8%	740,000	13.4%	200.82 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note)	Revisions to the forecasts of consolidated financial results: None

* Notes:

(1) Changes in significant subsidiaries:	None
(Changes in significant subsidiaries for the nine months ended December 31, 2017 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting:	None

(3) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:	Yes
ii. Others:	None
(Refer to “2. (3) Changes in Accounting Policies” on page 3)

(4) Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of December 31, 2017:	3,899,563,000 shares
	As of March 31, 2017:	3,899,563,000 shares

ii. Number of treasury stock:	As of December 31, 2017:	194,977,550 shares
	As of March 31, 2017:	194,977,467 shares

iii. Number of weighted average common shares outstanding:	For the nine months ended December 31, 2017:	3,704,585,523 shares
	For the nine months ended December 31, 2016:	3,733,198,134 shares

* This earnings release is not subject to the quarterly review by independent auditors.

* Explanation for forecasts of operations and other notes:

Forecast of results

All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information available as of the filing date of this document. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. With regard to various known and unknown risks, uncertainties and other factors, please see our latest Annual reports on Form 20-F and Quarterly Securities Reports submitted to the U.S. Securities and Exchange Commission.

(Resolution of share repurchase up to prescribed maximum limit)

The forecasts of “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2018 are based on the assumption that DOCOMO will repurchase up to 120,000,000 shares for an amount in total not to exceed ¥300,000 million, as resolved at the board of directors’ meeting held on October 26, 2017.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Nine Months Ended December 31, 2017

1. Summary Information

Prospects for the Fiscal Year Ending March 31, 2018

None

DOCOMO Earnings Release	Nine Months Ended December 31, 2017

2. Summary Information (notes)

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Change in Accounting Policies

Balance sheet classification of deferred taxes –

On November 20, 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2015-17 “Balance Sheet Classification of Deferred Taxes.” Effective April 1, 2017, DOCOMO adopted prospectively ASU 2015-17 “Balance Sheet Classification of Deferred Taxes.” This ASU requires that all deferred tax liabilities and assets be classified as noncurrent on the consolidated balance sheet.

DOCOMO Earnings Release	Nine Months Ended December 31, 2017

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2017	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	¥289,610	¥531,451
Short-term investments	301,070	380,604
Accounts receivable	239,137	249,039
Receivables held for sale	936,748	900,876
Credit card receivables	347,557	429,061
Other receivables	398,842	408,140
Allowance for doubtful accounts	(19,517)	(23,705)
Inventories	153,388	198,556
Deferred tax assets	81,025	—
Prepaid expenses and other current assets	108,412	134,174

Total current assets	2,836,272	3,208,196

Property, plant and equipment:
Wireless telecommunications equipment	5,084,923	5,116,206
Buildings and structures	906,177	912,145
Tools, furniture and fixtures	441,513	448,843
Land	198,980	199,274
Construction in progress	204,413	235,465
Accumulated depreciation and amortization	(4,295,111)	(4,338,393)

Total property, plant and equipment, net	2,540,895	2,573,540

Non-current investments and other assets:
Investments in affiliates	373,758	390,369
Marketable securities and other investments	198,650	208,036
Intangible assets, net	608,776	589,845
Goodwill	230,971	232,764
Other assets	434,312	459,629
Deferred tax assets	229,440	220,136

Total non-current investments and other assets	2,075,907	2,100,779

Total assets	¥7,453,074	¥7,882,515

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥60,217	¥170,070
Short-term borrowings	1,623	1,633
Accounts payable, trade	853,538	863,840
Accrued payroll	59,187	48,542
Accrued income taxes	105,997	107,821
Other current liabilities	194,494	240,558

Total current liabilities	1,275,056	1,432,464

Long-term liabilities:
Long-term debt (exclusive of current portion)	160,040	50,000
Accrued liabilities for point programs	94,639	94,169
Liability for employees’ retirement benefits	193,985	201,317
Other long-term liabilities	145,266	158,386

Total long-term liabilities	593,930	503,872

Total liabilities	1,868,986	1,936,336

Redeemable noncontrolling interests	22,942	23,352

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	326,621	326,356
Retained earnings	4,656,139	4,977,014
Accumulated other comprehensive income (loss)	24,631	64,495
Treasury stock	(426,442)	(426,442)
Total NTT DOCOMO, INC. shareholders’ equity	5,530,629	5,891,103
Noncontrolling interests	30,517	31,724

Total equity	5,561,146	5,922,827

Total liabilities and equity	¥7,453,074	¥7,882,515

DOCOMO Earnings Release	Nine Months Ended December 31, 2017

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Nine Months Ended December 31, 2016	Nine Months Ended December 31, 2017
Operating revenues:
Telecommunications services	¥2,225,197	¥2,362,180
Equipment sales	586,268	577,615
Other operating revenues	658,128	655,884

Total operating revenues	3,469,593	3,595,679

Operating expenses:
Cost of services (exclusive of items shown separately below)	969,354	991,105
Cost of equipment sold (exclusive of items shown separately below)	592,460	613,218
Depreciation and amortization	334,418	361,538
Selling, general and administrative	731,025	794,472

Total operating expenses	2,627,257	2,760,333

Operating income	842,336	835,346

Other income (expense):
Interest expense	(368)	(145)
Interest income	434	366
Income from arbitration award		147,646
Other, net	3,763	(25,219)

Total other income (expense)	3,829	122,648

Income before income taxes and equity in net income (losses) of affiliates	846,165	957,994

Income taxes:
Current	199,214	232,843
Deferred	60,867	65,663

Total income taxes	260,081	298,506

Income before equity in net income (losses) of affiliates	586,084	659,488

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	5,306	(3,238)

Net income	591,390	656,250

Less: Net (income) loss attributable to noncontrolling interests	(1,964)	(1,962)

Net income attributable to NTT DOCOMO, INC.	¥589,426	¥654,288

Per share data
Weighted average common shares outstanding – Basic and Diluted	3,733,198,134	3,704,585,523

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥157.89	¥176.62

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine Months Ended December 31, 2016	Nine Months Ended December 31, 2017
Net income	¥591,390	¥656,250
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	7,863	17,695
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	14	(51)
Foreign currency translation adjustment, net of applicable taxes	(36,653)	21,091
Pension liability adjustment, net of applicable taxes	997	1,280

Total other comprehensive income (loss)	(27,779)	40,015

Comprehensive income	563,611	696,265

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,560)	(2,113)

Comprehensive income attributable to NTT DOCOMO, INC.	¥562,051	¥694,152

DOCOMO Earnings Release	Nine Months Ended December 31, 2017

(3) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

iii. Segment Information

DOCOMO’s chief operating decision maker (the “CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business and other businesses.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Segment operating revenues:

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Telecommunications business-
External customers	¥2,813,130	¥2,945,208
Intersegment	822	1,110

Subtotal	2,813,952	2,946,318
Smart life business-
External customers	370,817	335,999
Intersegment	11,136	13,369

Subtotal	381,953	349,368
Other businesses-
External customers	285,646	314,472
Intersegment	9,238	9,932

Subtotal	294,884	324,404

Segment total	3,490,789	3,620,090
Elimination	(21,196)	(24,411)

Consolidated	¥3,469,593	¥3,595,679

DOCOMO Earnings Release	Nine Months Ended December 31, 2017

Segment operating income (loss):
	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Telecommunications business	¥744,186	¥720,032
Smart life business	58,651	53,265
Other businesses	39,499	62,049

Consolidated	¥842,336	¥835,346

Segment operating income (loss) is segment operating revenues less segment operating expenses.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

iv. Subsequent Event

On October 26, 2017, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 120 million outstanding shares of its common stock for an amount in total not exceeding ¥ 300,000 million during the period from October 27, 2017 through March 31, 2018.

On December 11, 2017, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 93,248,787 outstanding shares of its common stock by way of tender offer at an amount in total not exceeding ¥250,000 million from December 12, 2017 through January 15, 2018. Based on this resolution, NTT DOCOMO, INC. will repurchase 75,678,037 shares of its common stock at ¥202,893million on February 6, 2018.

The Board of Directors also resolved that NTT DOCOMO, INC. may acquire up to 44,321,963 outstanding shares of its common stock* by way of repurchases on Tokyo Stock Exchange at an amount in total not exceeding ¥97,107 million* from the next business day following the expiration of the tender offer through March 31, 2018.

* The number of shares remaining after subtracting the number of shares to be acquired by way of tender offer from the maximum limit of 120 million shares and the amount remaining after subtracting the total amount used to repurchase the shares to be acquired by way of tender offer from the maximum limit of ¥ 300,000  million.

FY2017/1-3Q
Results Presentation
docomo
January 30, 2018

FY2017/1-3Q Results Highlights

docomo

Favorable progress toward full-year guidance

U.S. GAAP

		Year-on-year
◆ **Financial data**		
➢ Operating revenues:	¥3,595.7 billion	(Up 3.6%)
➢ Operating income:	¥835.3 billion	(Down 0.8%)
➢ Operating FCF:	¥818.6 billion	(Up 2.1%)
EBITDA:	¥1,222.2 billion	(Up 1.7%)
Capital expenditures:	¥403.6 billion	(Up 1.0%)
◆ **Operating income by segment**		
➢ Telecommunications business:	¥720.0 billion	(Down 3.2%)
➢ Smart life business:	¥53.3 billion	(Down 9.2%)
➢ Other businesses:	¥62.0 billion	(Up 57.1%)

◆ Consolidated financial statements in this document are unaudited
◆ Operating FCF = EBITDA – capital expenditures

1

Selected Financial Data U.S. GAAP
(Billions of yen)
cumulative
(1)    FY2017/1-3Q
cumulative
(2)    Changes
(2)-(D
3,469.6    3,595.7 + 126.1
2,627.3    2,760.3 + 133.1
842.3    835.3 -7.0
(785.3)    (799.3) (+14.0)
589.4    654.3 + 64.9
399.4    403.6 + 4.2
442.1    650.9 + 208.9
Operating revenues
Operating expenses Operating income
(Excluding irregular factors)
Net income attributable to NTT DOCOMO, INC.
Capital expenditures Adjusted free cash flow
Irregular factors represent the impact on operating income caused by the change in depreciation method, etc
Adjusted free cash flow is calculated excluding the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. 2

Results by Segment
(Billions of yen)    FY2016/1-3Q
cumulative
(1)    FY2017/1-3Q
cumulative
(2)
Changes
(2)-(l)
Telecommunications    Operating revenues 2,814.02,946.3+132.4
business    Operating income 744.2720.0-24.2
“
Smart life    Operating revenues 382.0349.4-32.6
business
Operating income    58.7 53.3-5.4
Other    Operating revenues 294.9324.4+29.5
businesses
Operating income    39.5 62.0+22.6
<Ref.> Smart life    Operating revenues 676.8673.8-3.1
business and
Other businesses    Operating income 98.2115.3+17.2
3

Key Factors behind Changes in Operating Income
(Billions of yen)
842.3 Decrease in other operating revenues: Down 2.2
Increase in mobile communications services revenues: Up 62.4 842.3 785.3 Income impact from the change of depreciation method, etc.: Up 57.0 FY16/1-3Q (cumulative) Increase in optical-fiber broadband service revenues, etc.: Up 74.6 Decrease in selling revenues: Down 8.7 Increase in selling expenses*1: Up 31.9 Selling revenues and expenses: Down 40.6 Increase in network-related expenses (including optical-fiber broadband service-related expenses *2. Up 70.4 Increase in other operating expenses: Up 30.8 835.3 799.3 Income impact from the change of depreciation method, etc.: Up 36.0 Operating revenues
Up 126.1
Operating expenses
Up 133.1 FY17/1-3Q Up 133.1 *1: Sum of cost of equipment sold and commissions to agent resellers
*2: Sum of depreciation/amortization, loss on disposal of property, plant and equipment and intangible assets, and communication network charges 4

Operational Performance (1)
Mobile telecommunications    Churn rate
service subscriptions(Millions subs)
“Kake-hodai & Pake-aeru” subs:
Topped 40 million
Churn rate
73.59 75.68 Up 3% 0.57% 0.45% 0.63% Handset churn rate: 0.49%
FY16/3Q FY17/3Q FY16/13Q (cumulative) FY17/1-3Q (cumulative)
Handset churn rate indicates the combined churn rate for smartphones and feature phones. 5

Operational Performance (2) (Millions subs)
Total smartphone/
tablet users “docomo Hikari”
optical-fiber broadband subs 37.47
FY16/3Q
FY17/3Q
4.48
FY16/3Q
FY17/3Q
6

ARPU/MOU
â– NTT
Docomo
â–¡ Voice ARPU â–¡ Packet ARPU â– docomo Hikari ARPU
4,720
MOU
(Minutes) 4,040 2,780 1,260 4,230 60 2,930 1,240 4,450 210 2,960 1,280 4,720 360 2,970 1,390
FY14/3Q FY15/3Q FY16/3Q FY17/3Q 128 136 139 139
â™¦ For an explanation on ARPU and MOU, please see the slide “Definition and Calculation Methods of ARPU and MOU” in this document.    7

LTE Network
Total no. of LTE    175,100
base stations:
154,300
PREMIUM 4G-enabled
base stations:
Japan’s fastest 788Mbps service
expanded to
241 cities nationwide
FY16/3Q    FY17/3Q
The transmission speed described herein is the theoretical maximum downlink rate specified in the technical standard and the actual rate may vary depending on the propagation conditions, etc. The description “Japan’s fastest” is as of December 31, 2017.
Two frequency bands of 3.5GHz and 1.7GHz are used for the provision of 788 Mbps service. 8

Cost Efficiency Improvement
Progressing steadily toward full-year target
(Billions of yen)
FY17/1-3Q
(cumulative)
FY17 full year
(Planned)
1H actual:
-33.0
3Q actual:
-30.0
-63.0
Focus areas:
[Network]
Capital expenditures, maintenance outsourcing cost, etc. [Marketing]
Sales tools, handset repair, etc. [Other]
R&D, information system, etc.
\     J
-90.0
9 The numbers above are the amount of cost reduction compared to FY2016.

Smart Life Business & Other Businesses: docomo Operating Income
130.0
115.3
(Billions of yen)
FY16/1-3Q
Principal services
Smart life business Content/Commerce Finance/Payment Lifestyle
I Other businesses
Enterprise solutions
L Support services for r customers’ peace of mind, etc
FY17/1-3Q FY17 full year (planned)

Finance/Payment Services
Transactions handled    “d CARD” members
{Million members)
(Billions of yen)
2,320
The amount of transactions handled includes the transactions handled with “d CARD,” “d CARD mini,” “iD,” proxy bill collection service and “d Mobile Payment Pius” services, etc.
The total “d CARD” members represent the combined members to “d CARD” and “d CARD mini”. 11

“d POINT”
“d POINT CLUB” members
“d POINT CARD” registrants topped 20 million (Jan. 10)
(Million members)    64.32
60.01
“d POINT CARD” registrants indicate the number of users who can earn and use “d POINTs” at participating stores by registering their personal information.
“d POINT” partners represent the total number of brands/sites where users can earn or use “d
“d POINT” partners
No. of participating stores
Approximately 32,200
FY16/3Q    FY17/3Q

No. of +d partners growing steadily
394
Announced Nov. 2, 2017
205
Announced Oct. 18, 2017
J
watashi1
by shiseido 7-f’;    =!
â– kill    meganeeUPER Announced Dec. 20, 2017
FY16/3Q 4Q FY17/1Q 2Q    3Q
W £0
â™¦ No. of “+d” partners: The number of partners that have jointly created new value by integrating DOCOMO’s business assets with their own assets. 13

Declaration 1
Market leader

docomo

Customer Returns

Further enriched offerings responding to customer requests

- "Zutto DOCOMO Discount Plus"
  To start May 2018
- "Packet Pack Overseas Option"
  To start Mar. 2018
- NEW
  Expansion of "docomo Hikari" bundle discounts for "Ultra Pack"
  To start Feb. 1, 2018
- "Ultra30 Share Pack 30"
- "Simple Plan"
- Application of "Simple Plan" to "Ultra Data Packs"
  Started Dec. 27, 2017
- "Senior Smartphone Debut Discount"
- "docomo with"
- "docomo Student Discount"
  Started Dec. 27, 2017
  3,000 giveaway points provided to family members in a share group
- Lowered "Mobile Device Protection" fees
  Started Nov. 10, 2017



For long-term and high-usage customers
For customers who travel overseas
For high-usage customers
For high-usage customers
For students and their families
For customers purchasing handset
For customers who use one handset for a long period of time
For elderly customers
For customers with limited voice usage
For high-usage customers

14

Declaration 1 Market leader Returns for High-Usage Customers Expansion of “docomo Hikari” bundle discounts for “Ultra Pack”
To start Feb. 1, 2018
Share Pack    vdSSe Monthly
rate*1    “docomo
Hikari” bundle _ discount ‘2
For families    “Ultra Share Pack 100” 100GB ¥22,500 -¥3,500
“Ultra Share Pack 50”    50GB ¥14,200 -¥2,900
“Ultra Share Pack 30”    30GB ¥12,300 -¥2,500
T1
o
—5
5’
CL
<
CL
c
QJ
—
cn    “Ultra Data LL Pack” 30GB ¥7,200 -¥1,600
“Ultra Data L Pack”    20GB ¥5,200 -¥1,400
Case: “Ultra Share Pack 30” used by a 3-member family
esentative l
ibed for 15
Representative line:
Subscribed for 15 years
Basic charge
SP-mode
Usage: 10GB    10GB 10GB ¥980
¥980
¥980
¥300
¥300
¥300
“Packet Pack”    ¥13,500
“Zutto DOCOMO Discount”    -¥1,000
docomo Hikari” bundle discount -¥2,500
“Ultra Share Pack 30’
¥500
¥500
¥11,080
¥1,780
¥1,780
Average monthly rate per person: ¥4,880 (10GB)’
(Total monthly rate for 3 persons: ¥14,640)
‘1: Rates after applying “Zutto DOCOMO Discount” for users subscribing to DOCOMO for 15 years or longer. ‘2: Amounts of discounts for apartments/condominiums.
‘3: Basiccharge for “docomo Hikari” is billed separately. 15

Declaration 2 Declaration 6 Style
innovation    Partner business
expansion
“d Payment” â– NTT
docomo
Launch of a new payment service for smartphones
enabling users to pay with barcodes
Plan for launch in Apr. 2018
2020000000000000000000
Easy
Convenient Great value
Easy to use: Just show your barcode! Charged together with your monthly phone bill Allows you to earn or use d POINTs Plan for expansion “d Payment” partners (physical stores)
“d payment” partners (online): ‘d Mobile Payment Plus” that can be used online will be renamed as “d Payment” 16

Declaration 1 Market leader
Declaration 2 Style innovation

"dTV channel"

docomo

All-you-can-view video service enabling easy viewing of 31 specialty channels (movies, dramas, animation, hobby, etc.)

Launched today!

dTVch



For subscribers of DOCOMO's mobile service:

¥780/month

When subscribed together with "dTV":

¥980/month

"docomo TV Terminal™"

A set top box that enables viewing on home television is released simultaneously



Disney Junior: "Doc McStuffins" ©Disney. Sony Channel: "Spiderman" © 2002 Columbia Pictures Industries, Inc. All Rights Reserved. | MARVEL and all related character names: © & ™ 2017 MARVEL.
Kchan!: KchanTV "JG's Haru Haru TV" ©Kchan! (English translation tentative) Shogi Plus 67th Osho Title Match: Rounds 3 & 4 in Best-of-Seven Championship Match © Igo & Shogi Channel. (English translation tentative)
Discovery TURBO: "Meisha Saisei! Classic Car Dealers" (Credit: Discovery Communications) (English translation tentative). Hikari TV Channel +:"Getters Iida's Bookstore Stroll –An Unauthorized Voluntary Advertisement of dTV" (English translation tentative).

17

Declaration 4 Declaration 5
DOCOMO 5G
Open Partner Program
Industry
creation
Solution
co-creation
Expanding value co-creation activities
with partners to cultivate new use cases for 5G
A program that allows businesses &
organizations interested in 5G
to experience the technology
from early on
Participation as of Jan. 25, 2018:
Over 500 companies
Provision of latest 5G information From Feb. 2018
Participation in partner workshops From Feb. 2018
Provision of 5G use environment From Apr. 2018 18

Declaration 2
Style innovation

Declaration 4
Industry creation

5G Trial Events

docomo

A glimpse of 5G services ahead of commercial launch

YOYOGI CANDLE 2020
Oct. - Nov. 2017

5G x Projection mapping




R&D Open House 2017
Nov. 2017

DioSta



New concept cart



New Experience! Future Stadium
Dec. 2017

5G x New sports viewing style


175cm
102kg
泉 敬 (フッカー)
泉選手がボールを後ろに送れるかに注目です



5G Trial Site
Dec. 2017

5G x SPORTS
AR/Multi-viewpoint demo



5G x GAME
VR game/viewing



19

Declaration 3 Peace of mind & comfort support Expansion of
“docomo Smartphone Class” Supporting customers’ safe & comfortable use of service through smartphone classes Classes held at ALL docomo Shops in Japan from Jan. 2018 Classes for youths/parents to start from Feb. 2018
(filtering/appropriate use of SNS) 20

Declaration 4    T Declaration 5 1
Industry
creation    Solution
R&D Corporate
Marketing Top gun Product/solution development, continuous creation Expansion of solution co-creation team Horizontal deployment, nationwide sales
Human Kobe City All Nippon Airways Things
All Nippon Airways Commodity management service”
=>find the location of strollers left unattended Convenient!
Oct. 2017
Provide sense of security and realize efficiency improvement by locating every single person and object!
BLE tag    1 Detector 21

Declaration 2 Declaration 5 Al-Operated Bus
Style
innovation    Solution
co-creation
Solving residents’ “last-mile mobility obstacle”
Verification trial on last-mile self-driving transport service (Kobe City)
Regular route operation. On-demand service garnered approximately 3-times higher usage compared to regular route operation.
Coupons were used by approximately 70% of passengers Optimized operation hours/routes of Al-operated bus based on actual demand. (On-demand operation) Trial period: Nov. 7- Dec. 24, 2017 Upon boarding, provided passengers with discount coupons of supermarkets in the vicinity. Verified needs for on-demand bus operation and potential of collaboration
between transport services and
nearby commercial facilities 22

FY2017/1-3Q Summary
Recorded ¥835.3 billion in operating revenues, making favorable * progress toward full-year guidance.
“Kake-hodai & Pake-aeru” subscriptions topped 40 million.
ARPU continued to expand due to reduced “Monthly Support” impact and growth of “docomo Hikari” subscriptions, etc.
Achieved cost efficiency improvement of ¥63 billion, making tangible progress toward full-year target.
Steady progress in operating income generation from Smart life business and Other businesses, which totaled ¥115.3 billion.
No. of +d partners grew to 394. Accelerated co-creation efforts with partners.
Convened “R&D Open House” and increased 5G experience events to facilitate creation of new services leveraging 5G. 23

25th Anniversary Tie-up Events • Presale of concert tickets via d ACCOUNT •Tie-up TV commercials
Mr.Children

•	Presale of concert tickets via d ACCOUNT •Tie-up TV commercials
•	Provision of live multi-angle video app
•	Music distribution of “d hits,” etc.

Namie Amuro
Presale of concert tickets via d ACCOUNT Tie-up TV commercials docomo x TOWER RECORDS campaign •namie amuro x d POINTS campaign, etc.
25th Anniversary Thank You Campaign
•Present campaign (tickets, private events, etc.)
Tokyo Disney Resort/D23 (Oct. 18 - Dec. 17, 2017)
Universal Studio Japan™
(Jan. 12 - Mar. 11, 2018)
TM Universal Studios
NTT DOCOMO, INC. is an official marketing partner of Universal Studios Japan™ CR18-0227

The new of today, the norm of tomorrow
docomo
25th Anniversary 25

Appendices 26

Services, etc., Included in Each Reportable Segment

Telecommunications business

Mobile communications services

・LTE (Xi) services ・FOMA services (3G) ・International services ・Sales of handset/equipment for each service, etc.

Optical fiber broadband service and other telecommunications services

・Optical-fiber broadband services ・Satellite communications services, etc.

Smart life business

Content/Commerce services

・"dTV" "d hits" "d magazine" "d shopping" "d travel" ・DAZN for docomo ・Tower Records Japan Inc. etc.

Finance/Payment services

・"d CARD" "d CARD mini" "iD" ・Proxy bill collection ・"d Mobile Payment Plus" etc.

Lifestyle services

・"d healthcare pack" "d gourmet"・"Photo Collection Plus" ・OAK LAWN MARKETING, INC. ・ABC Cooking Studio., Co. Ltd. etc.

Other businesses

Enterprise solutions

・Enterprise IoT solutions ・System development/sales/maintenance services etc.

Support services for customers' peace of mind

・"Mobile Device Protection Service" ・"Anshin Remote Support" etc.

27

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU

a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users of our wireless services in the relevant periods, as shown below "ARPU Calculation Method." We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b. MOU (Minutes of Use):
Average monthly communication time per user.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + "docomo Hikari" ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users
- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users
- "docomo Hikari" ARPU : "docomo Hikari"-related revenues (basic monthly charges, voice communication charges) / No. of active users
- In addition, the sum of Packet ARPU and "docomo Hikari" ARPU is referred to as Data ARPU.

iii. Active Users Calculation Method

Sum of No. of active users for each month ((No. of users at the end of previous month + No. of users at the end of current month) / 2) during the relevant period

Note:

1. The number of "users" used to calculated ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:
   a. Subscriptions of communication modules services, "Phone Number Storage," "Mail Address Storage," "docomo Business Transceiver" and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and
   b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for "Xi" or "FOMA" services in his/her name.
2. Revenues from communication module services, "Phone Number Storage," "Mail Address Storage," "docomo Business Transceiver" and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to MVNOs are not included in the ARPU calculation.

28

Special Note Regarding Forward-Looking Statements
All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information available as of the filing date of this document. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement.With regard to various known and unknown risks, uncertainties and other factors, please see our latest Annual reports on Form 20-Fand Quarterly Securities Reports submitted to the U.S. Securities and Exchange Commission.
Names of companies, products, etc., contained in this presentation are the trademarks or registered trademarks of their respective organizations.